                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           FOR THE MONTH OF JUNE, 2003

                        COMMISSION FILE NUMBER 000-21919


                            DF CHINA TECHNOLOGY INC.
                 (Translation of registrant's name into English)



                   Units 3207-08, West Tower, Shun Tak Centre
                        168-200 Connaught Road, Central,
                                Hong Kong, China
                        --------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         1. Effective April 30, 2003, the directors made the following changes in the management of the company:

PERSON                                    OFFICE                                REMOVED        ADDED
Mr. Horace YAO Yee Cheong                 Director and                                X
                                          Chairman                                    X

Miss CHEUNG Kam Wa                        Director and                                X
                                          Chief Executive Officer                     X

Mr. Kenneth MAK Kar Shun                  Director                                    X

Dr. Fan Di                                Executive Director,                                      X
                                          Chairman, and                                            X
                                          Chief Executive Officer                                  X

Dr. Robert FUNG Hing Piu                  Executive Director                                       X

Mr. Aaron ZHU Xiaojun                     Executive Director                                       X

Mr. KWOK Yam Sheung                       Executive Director                                       X

Dr. Godwin Wong                           Non-Executive Director and                               X
                                          Audit Committee Member                                   X

         2. The new management is gathering, reviewing and evaluating information on the company's business operations while maintaining the existing business operations.

         3. On June 11, 2003 the company issued 3,201,513 shares of company stock to Dransfield Holdings Limited in exchange for the cancellation of US$736,348 of debt owed by the company to Dransfield Holdings Limited. The stock was valued at US$0.23 a share, the closing bid price of the common stock on June 10, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DF China Technology Inc.


                                         By  /s/ Dr. Fan Di
                                             -----------------------------------
                                             Dr. Fan Di, Chief Executive Officer
Date:  June 25, 2003


                                       2